EXHIBIT 99.1

Student Transportation Inc. CEO to Present at Stifel Nicolaus Conference

WALL, N.J., Feb. 9, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third largest and most trusted provider of school bus transportation services, announced that its Chairman and CEO, Denis J. Gallagher, will address the Stifel Nicolaus Transportation Conference on Wednesday, February 11, 2015 at approximately 5:00 pm ET. Investors are invited to listen to a live webcast of the event at www.RideSTBus.com under the Events & Presentations section of the home page. The presentation will be archived on the site following the event as well.

Mr. Gallagher will discuss the company's success to date, its new vision, and the strategic opportunities available in the school transportation industry. The CEO will also present the second quarter and six month results of the company's fiscal year 2015, as well as the outlook for the remainder of the year and looking into next year. The company will release its second quarter financials after market close on February 11 and will host a conference call and webcast the following morning at 11:00 am ET on February 12. That presentation will also be available at www.RideSTBus.com.

Commenting on the Stifel Conference, Gallagher said, "This is a great conference and an opportunity for us to reach a larger base of U.S. investors and share our story with them. On February 15th we will pay our 120th consecutive monthly dividend since going public ten years ago. We have demonstrated our ability to grow, pay a nice yield to our shareholders, and lower our payout ratio, something we feel will be appreciated by U.S investors. We began over ten years ago as a high yielding company on the Toronto Stock Exchange and now have a growing shareholder base in the U.S. as well. Stifel Nicolaus has an outstanding Transportation Group and one of the top analysts in the transportation industry is following our company. We appreciate any chance we get to speak directly to new investors and to talk about our vision and strategy moving forward."

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 12,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor Contacts

         Patrick Walker
         Chief Financial Officer

         Patrick Gallagher
         Marketing & Communications Manager
         pgallagher@rideSTA.com